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                                     IRA BOARD

Lamar C. Smith

Having previously served as an IRA Agent, District Agent, Regional Vice President, Senior Vice President and Director of Marketing, Mr. Smith was elected President and Chief Operating Officer of the company in December 1985. He became President and Chief Executive Officer in December 1990, in which capacities he served until January 1992 when he was named to his current position of Chairman of the Board and Chief Executive Officer.

James N. Lanier

Mr. Lanier joined the company as an Agent in 1983 and was named a District Agent in 1986, and an Assistant Regional Agent in 1987. In 1988, he was elected a Director and Regional Vice President, earning the position of Senior Vice President and Director of Marketing in 1990. He served in those positions until January 1992 when he became President and Chief Operating Officer, in which positions he continues to serve.

Howard M. Crump

Having been an Agent and District Agent, Mr. Crump was appointed Assistant Regional Agent in 1983 and became Regional Agent in January 1990. Mr. Crump was elected Director and Regional Vice President in April 1990, and in January 1992 he became Senior Vice President and Director of Marketing, in which positions he continues to serve.

Hal N. Craig

Having previously been an Agent and Director of Programming, Mr. Craig became the Director of Insurance Services in 1988. In 1990 Mr. Craig became the Director of Management Information Systems and was elected Vice President effective January 1992. He was elected a Director effective January 1, 1993. He became Chief Information Officer in 1994. In 1997, he was named Director of Insurance, in which capacity he now serves.

Donaldson D. Frizzell

Having previously been an Agent, Mr. Frizzell became Director of Investments in 1984 and was elected a Vice President effective January 1992. He continues to serve in these capacities. He was elected a Director effective January 1, 1994.

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Jerry D. Gray

Having previously been an Agent and District Agent, Mr. Gray became an Assistant Regional Agent in 1982, and was elected a Director and Regional Vice President in 1986, in which capacities he served until 1988. That year he was elected a Vice President and became the Director of Client Services. Beginning in 1990, he was reelected a Director and Regional Vice President, in which capacities he served through 1993. In 1994 he was reelected a Director.

David P. Thoreson

Having previously been an Agent and District Agent, Mr. Thoreson became a Regional Agent in 1988 and was elected a Director in 1994, in which capacities he continues to serve.

Robert F. Watson

Formerly an attorney with the Securities and Exchange Commission, Mr. Watson joined the Fort Worth, Texas, law firm of Law, Snakard and Gambill in 1975 and was a shareholder. In 1998, he joined USPA&IRA as the company's Secretary, Legal Counsel and a member of its Board of Directors.

Carroll H. Payne II

Mr. Payne was elected a Director in 1983 and continues to serve in this capacity. An established Architect, he was principally employed as such by Albert S. Komatsu and Associates, Fort Worth, Texas from 1984 to 1988 and is currently self-employed.

Naomi K. Payne

Ms. Payne was also elected a Director in 1983, and continues in that capacity. She has heretofore been engaged in working with, and coordinating assistance for, deaf and otherwise handicapped students through various agencies and institutions dedicated to such students.

James J. Ellis, CLU

Mr. Ellis joined Mutual of New York in 1960, after graduating from the University of Missouri. Spending most of his career in the Dallas agency, Mr. Ellis was named Manager in 1976 and General Manager later that year. He served as Chairman of the Products Committee, the Manager's Compensation Committee and on the Manager's Advisory Committee for the Central Region until his retirement in 1992. Since that time, he has managed his personal investments and his insurance practice.

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Logan Dickinson

Mr. Dickinson is President and Managing Principal of Compensation Strategies Group of Texas Inc. in Fort Worth, Texas. With bachelor's and master's degrees from the University of Texas, Mr. Dickinsen is a Chartered Life Underwriter, Charter Financial Consultant, Registered Health Underwriter and a CPA. He has worked 16 years in the insurance, benefits and retirement industry.

ADVISORY MEMBERS

Robert W. Blucke

Mr. Blucke started his career with IBM after graduating from Harvard Business School and the University of Illinois. He served as Senior Vice President of State Street Bank for 10 years, prior to joining FMR Corp., the parent of Fidelity Investments, where he served as a Managing Director of FMR, and President of Fidelity Services Co., Fidelity Trust Co. and National Finance Services. He also served as a Director of several Fidelity Subsidiaries.

Arnold L. Punaro

Mr. Punaro is Senior Vice President for Corporate Development at Science Applications International Corporation, which he joined in 1997. From 1973 to 1997, he worked for Senator Sam Nunn in National Security matters. He currently serves as a Major General in the Marine Corps Reserve and is Commanding General, 4th Marine Division, in New Orleans. He joined the IRA board in 1998.